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                            September 2, 2021

       Bill Hodson
       Chief Executive Officer
       LiveWire Ergogenics, Inc.
       1600 N Kraemer Blvd.
       Anaheim, CA 92806

                                                        Re: LiveWire
Ergogenics, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed August 19,
2021
                                                            File No. 024-11593

       Dear Mr. Hodson:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2021 letter.

       Amendment No. 1 to Form 1-A Filed August 19, 2021

       General

   1. Please revise the heading on pages five through eight to reflect the correct periods of
                                                        December 31, 2020 and
December 31, 2019. In addition, please revise the filing to include the notes to unaudited
consolidated financial statements, which you indicate on pages 1 through 8 are an
integral part of these unaudited consolidated financial statements.
 Bill Hodson
LiveWire Ergogenics, Inc.
September 2, 2021
Page 2

       Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Erin Purnell, Staff
Attorney at (202) 551-3454 with any questions.



FirstName LastNameBill Hodson                             Sincerely,
Comapany NameLiveWire Ergogenics, Inc.
                                                          Division of
Corporation Finance
September 2, 2021 Page 2                                  Office of
Manufacturing
FirstName LastName